UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Closes ScenicSoft Acquisition

Vancouver, BC, Canada (October 24, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) today completed its previously announced acquisition of ScenicSoft, Inc., a privately held company located near Seattle, WA. ScenicSoft develops and markets software for the publishing and printing industries, and is a pioneer in developing digital prepress solutions. Creo has acquired all of the issued and outstanding shares of ScenicSoft for approximately US$9.5 million in a combination of cash, convertible notes and an assumption of liabilities. ScenicSoft will become a wholly-owned subsidiary of Creo Inc. The acquisition is expected to be accretive to Creo's adjusted earnings per share in its first year of operations.

"ScenicSoft's production planning software is a natural complement to Creo's range of products. Preps®, the industry's leading page imposition software, is already an important element in Creo workflow systems sold today," stated Amos Michelson, chief executive officer of Creo. "The integration of the Pandora® application into the Creo family of packaging workflow solutions reinforces our commitment to become the leading supplier of prepress systems for packaging printers. The UpFront® product will allow us to automate print production at every stage of prepress, press, and postpress. With these innovative new products, the Networked Graphic Production initiative from Creo will deliver even more value as printers' operations become increasingly automated."

In addition to its headquarters in Lynnwood, WA near Seattle, ScenicSoft operates a development and support center in Turnhout, Belgium. Both facilities will continue operations under Creo. In an effort to optimize the existing Creo infrastructure, some consolidation - mostly associated with the Lynnwood office - will occur over the next three to six months.

"Customers will continue to receive the high level of support they have previously enjoyed for Preps and other ScenicSoft products. We expect the alignment of the two organizations to be fast and efficient, aided by the companies' long, successful history together," stated Bob Kutschke, director of the Creo production planning software group and responsible for the ongoing success of the ScenicSoft product line. "In addition to our geographic proximity, the similarity of our cultures and operating principles will support a smooth integration. We look forward to bringing the two teams together and enhancing the success of the full range of production planning products."

ScenicSoft shareholders unanimously approved the proposed transaction at its shareholders meeting of September 23, 2002. Of the aggregate US$9.5 million to be paid by Creo, US$4.0 million is payable by Creo one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of Creo. Creo may convert these notes into common shares at an average closing price of Creo common shares for the ten days prior to the one-year anniversary of the closing of the transaction.

Images and Backgrounder available.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: October 24, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary